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                                                                     Exhibit 3.3


                            CERTIFICATE OF AMENDMENT


                                     OF THE


                              AMENDED AND RESTATED


                          CERTIFICATE OF INCORPORATION


                                       OF


                        AQUIS COMMUNICATIONS GROUP, INC.


                        --------------------------------
                        Under Section 242 of the General
                    Corporation Law of the State of Delaware


         AQUIS COMMUNICATIONS GROUP, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify:

         1. The Amended and Restated Certificate of Incorporation of the Corporation (the "Certificate") will be amended to increase the authorized shares of common stock of the Corporation. To effect such amendment, Article FOURTH, Section 1 of the Certificate is hereby deleted in its entirety and replaced with the following new Article FOURTH, Section 1:

         SECTION 1. Authorized Capital. The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 451,000,000 of which 450,000,000 shares shall be common stock of the par value of $.01 per share (the "Common Stock") and 1,000,000 shares shall be preferred stock of the par value of $.01 per share (the "Preferred Stock").

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         2. The Certificate shall be further amended to eliminate the classification of the board of directors of the Corporation (the "Board") into three different classes. To effect such amendment, Article FIFTH, Section 2 and Article FIFTH, Section 3 of the Certificate are hereby deleted in their entirety and replaced with the following new Article FIFTH, Section 2 and Article FIFTH,
Section 3:

         SECTION 2. No Classification. The Board of Directors shall not be divided into classes. Instead, each director shall be elected at an annual meeting of shareholders and shall hold office until the next annual meeting of shareholders and until such director's successor has been duly elected and qualified, or until such director's earlier death, resignation or removal.

         SECTION 3. Vacancies. Newly created directorships resulting from death, resignation, retirement, disqualification, removal from office or other cause, may be filled by a majority vote of the remaining directors then in office, although less than a quorum, or by the sole remaining director, and each director so chosen shall hold office for a term expiring at the next annual meeting and until such director's successor has been duly elected and qualified, or until such director's earlier death, resignation or removal.

         3. The Board duly adopted a resolution setting forth the amendments set forth above and declaring their advisability. Such amendments were approved by the holders of a majority of the outstanding stock of the Corporation entitled to vote thereon at the annual meeting of shareholders of the Corporation held on December 11, 2002.

         IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by D. Brian Plunkett, its Vice President, Chief Financial Officer and Secretary, this 11th day of December, 2002.

                                      AQUIS COMMUNICATIONS GROUP, INC.


                                      By: /s/ D. Brian Plunkett
                                          -------------------------
                                          D. Brian Plunkett, Vice President,
                                          Chief Financial Officer and Secretary